CARL ICAHN ISSUES OPEN LETTER TO SHAREHOLDERS OF OSHKOSH CORPORATION

New York, New York, October 22, 2012, Carl Icahn today issued the following open letter to shareholders of Oshkosh Corporation:

Dear Fellow Oshkosh Shareholders,

I am a long time shareholder of Oshkosh Corporation (“OSK”).  To my dismay I have watched this company continue to overpromise and under deliver.  I have completely lost confidence in the management team led by Charlie Szews.  The day that Mr. Szews was appointed President and Chief Operating Officer of OSK five years ago, OSK stock traded at $61.95 per share. In the 12 months prior to our August 13D update regarding a spin-off of JLG, and our subsequent tender for the shares at $32.50, OSK stock traded at an average of $21.15 per year. The decline in share price over this five year period represents the clearest indication to us that the management of OSK has failed, and that the company will not succeed without a new management team and a drastically different strategy. As the largest shareholder of OSK, we are unwilling to put our trust in the existing board and Mr. Szews to turn this company around.

We are now offering a clear choice that we view as a win-win for shareholders. Shareholders can win by selling their shares to us in our tender for $32.50.  Or, shareholders can win by voting for our slate of directors in our proxy fight to replace the existing board, and implementing a shareholder friendly business strategy – the cornerstone of which is the spinoff of JLG.

We will be releasing our full slate of director nominees before this week’s deadline. At this time we are announcing that William Lasky, the former Chairman and CEO of JLG, will be joining our slate of nominees and assisting us in developing an independent strategy to maximize the value of JLG. Mr. Lasky was President and then CEO of JLG from 1999 until the company was sold to OSK in 2006. During this time revenue grew from $720 million to over $3 Billion.  Mr. Lasky stated, “I believe that JLG presents an exciting opportunity for shareholders over the next several years. A dedicated and focused management team will be better able to take advantage of global growth opportunities and mitigate risks related to customer concentration and weak economies in the U.S. and Europe.”

Mr. Szews has been telling shareholders for years that better times are right around the corner and that he has the right people in place to succeed. Yet every year the recovery for OSK is one more year away. The “right people” have left or been moved around and newer “right people” have taken their place. We believe that our tender offer and proxy fight provide the opportunity for a victory for shareholders now in the form of two choices: (i) $32.50 in cash or (ii) ownership in both JLG as a separate public company, and in the remaining OSK, the assets of which will be under a new board focused on increasing shareholder value.

Very truly yours,

/s/Carl C. Icahn

Contact: Susan Gordon (212) 702-4309